HB Vf 3-4-02



02005941

ITED STATES
) EXCHANGE COMMISSION
ington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 48617

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Spring Street Partners, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 Madison Avenue
(No. and Street)


RECD S.E.C.
FEB 2 0 2002
588

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary R. Purwin (212) 832-1110
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ahrens, William H.
(Name — *if individual, state last, first, middle name*)

200 East 66th Street, Suite C302 (Address) New York (City) NY (State) 10021 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Vf 3-14-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary R. Purwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spring Street Partners, LP, as of December 31, 192001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

LAURA SHOVLIN
Notary Public, State of New York
No. 01SH6012690
Qualified in Queens County
Commission Expires Aug. 31, 2002

[signature]
Signature

Financial Operations Officer
Title

[signature] 2/13/02
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

William H. Ahrens
Certified Public Accountant

CPA in CT, NY and NJ

200 East 66th Street
New York, NY 10021

Independent Auditor's Report

To the Partners of
Spring Street Partners, L.P.

I have audited the accompanying statement of financial condition of SPRING STREET PARTNERS, L.P. (the "Partnership") at December 31, 2001, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's General Partner. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPRING STREET PARTNERS, L.P. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented by the Partnership for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



William H. Ahrens, CPA
New York, NY
February 15, 2002

SPRING STREET PARTNERS, L.P.

Statement of Financial Condition
December 31, 2001

ASSETS

Receivable from clearing broker	$ 189,877,503
Securities owned, at market value	1,013,628
Investments in limited partnerships, at fair value	210,546
Interest and dividends receivable	109,046
	$ 191,210,723

LIABILITIES and PARTNERS' CAPITAL

Liabilities	
Reverse conversion securities, at estimated fair value	$ 186,375,456
Dividends payable	563,741
	186,939,197
Partners' capital	4,271,526
	$ 191,210,723

The accompanying notes are an integral part of these financial statements.

SPRING STREET PARTNERS, L.P.

Statement of Operations
For the year ended December 31, 2001

Revenues

Net realized and unrealized gain (loss) on:	
Securities transactions	$ 59,543
Conversion gains	473,756
Interest	88,071
Dividends	13,609
	634,979

Expenses

Loss on investments in limited partnerships, at fair value	40,000
Professional fees	50,000
Other	2,551
	92,551
Net Income	$ 542,428

The accompanying notes are an integral part of these financial statements.

SPRING STREET PARTNERS, L.P.

Statement of Changes in Partners' Capital
For the year ended December 31, 2001

	General Partner	Limited Partners	Total
Partners' capital, December 31, 2000	$ –	$ 4,900,458	$ 4,900,458
Contributions	–	1,240,344	1,240,344
Withdrawals	–	(2,411,704)	(2,411,704)
Net income	–	542,428	542,428
Partners' capital, December 31, 2001	$ –	$ 4,271,526	$ 4,271,526

The accompanying notes are an integral part of these financial statements.

SPRING STREET PARTNERS, L.P.

Statement of Cash Flows

For the year ended December 31, 2001

Cash flows from operating activities:		
Net income		$ 542,428
(Increase) decrease in operating assets:		
Securities owned	$ 871,074	
Investments in partnerships, at fair value	780,003	
Receivable from clearing broker	67,194,624	
Interest and dividends receivable	392,209	69,237,910
(Decrease) increase in operating liabilities:		
Reverse conversion securities	(67,534,554)	
Dividends payable	(1,086,658)	(68,621,212)
Net cash used in operating activities		1,159,126
Cash flows from financing activities:		
Capital contributions	1,240,344	
Capital withdrawals	(2,411,704)	
Net cash provided by financing activities		(1,171,360)
Net change in cash		(12,234)
Cash, beginning of year		12,234
Cash, end of year		$ -0-
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest		$ -0-

The accompanying notes are an integral part of these financial statements.

NOTE 1: ORGANIZATION

Spring Street Partners, L.P. (the "Partnership"), an Illinois limited partnership, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Partnership specializes in hedged investment strategies, such as reverse conversion transactions, merger arbitrage, options, futures and warrant arbitrage, convertible bond arbitrage, and stock index arbitrage, although the Partnership will also participate in other investment strategies. Spring Street Partners, Inc. (the "General Partner"), an Illinois corporation, serves as the General Partner of the Partnership. The Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a. Securities Transactions

Purchases and sales of securities owned, and the related revenues and expenses are recorded on a trade-date basis. Substantially, all securities transactions are executed, cleared through, and held in custody by, one broker. This broker is a member of major securities exchanges. The Partnership is subject to credit risk to the extent that this broker may be unable to fulfill its obligations either to return the Partnership's securities or repay amounts owed to the Partnership for unsettled securities transactions or amounts maintained on deposit.

Net gain (loss) on reverse conversion transactions, which includes realized and unrealized gains and losses on the underlying securities and option components of such transactions, are determined on a trade date basis with the counterparty and recognized over the term of the transaction.

b. Valuation

Securities listed on a national securities exchange are valued at their last sales price. Securities that are not listed are valued at their last closing "bid" price if held "long" by the Partnership and last closing "asked" price if sold "short" by the Partnership. Options listed on a national securities exchange are valued at their last closing "bid" price if held "long" by the Partnership and last closing "asked" price if sold "short" by the Partnership. Financial instruments whose market quotations are not readily available are valued at fair value as determined by the General Partner, after consideration of factors considered relevant, including quotations provided by market makers.

Investments in limited partnerships are carried at fair value, which reflects the Partnership's share in the net assets of the underlying partnerships.

Reverse conversion securities transactions are carried at fair value, which is estimated using market quotations for securities sold, but not yet purchased, intrinsic value, which approximates fair market value for the embedded unlisted options and fair market value for swaps.

Financial instruments are either carried at market or fair value, or at amounts that approximate fair value.

c. Interest and Dividends

Interest income is recognized on the accrual basis. Dividend income and dividends on securities sold, but not yet purchased, are recognized on the ex-dividend date.

d. Taxes

No provision for federal, state and local income taxes has been made, as partners are individually responsible for taxes on their proportionate share of taxable income.

e. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: FINANCIAL INSTRUMENTS

At December 31, 2001, securities owned and securities sold, but not yet purchased, consisted of the following:

	Securities Owned
Common stock	$ 1,013,615
Investments in limited partnerships	210,546
	$ 1,224,161

In the normal course of business, the Partnership trades various financial instruments and enters into various financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the related amounts recorded. These financial instruments include securities sold, but not yet purchased, and written option contracts.

Securities sold, but not yet purchased, represent obligations of the Partnership to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statements.

Financial futures contracts are traded on national exchanges. They provide for the delayed delivery of securities or money-market instruments for which the counterparty agrees to make or take delivery at a specified future date for a specified future price or yield. These contracts contain off-balance-sheet market risk since the value of the contracts is directly influenced by changes in market prices of underlying instruments.

Exchange traded options allow the holder of the option to buy or sell specified securities at the holder's option. As a writer of exchange listed options, the Partnership receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities underlying the option. Accordingly, these transactions result in off-balance-sheet risk as the Partnership may be committed to purchase or sell securities at a future date at prevailing market prices. There were no options open at December 31, 2001.

The following table presents financial information concerning the Partnership's activities in financial futures and options:

	Contract or Notional Amount Outstanding		Fair Value At December 31, 2001		Monthly Average Fair Value for 2001	
	Asset	Liability	Asset	Liability	Asset	Liability
Futures contracts	$ 250,000	$ 0	$ 13	$ 0	$ 1,066	$ (3,700)
Options	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0

The Partnership engages in reverse conversion transactions, which is a form of arbitrage in which the sale of stock is hedged with the purchase of an unlisted call option and the sale of an unlisted put option, each generally with identical strike prices and expiration dates, which creates the equivalent of an offsetting securities position. The Partnership is subject to market risk to the extent of unfavorable changes in the dividends on the underlying securities sold, but not yet purchased. Additionally, certain cash flows related to these transactions are subject to a swap agreement versus certain fixed payments.

The Partnership attempts to minimize its exposure to market and credit risk through the use of various strategies and credit monitoring techniques. For reverse conversion transactions, market and credit risk is minimized by entering into such transactions only with securities with a history of consistent dividends and with the clearing broker as the sole counterparty.

NOTE 4: PARTNERSHIP TERMS

Under the terms of the limited partnership agreement, net profits and losses are allocated among the partners in accordance with the partnership agreement.

The General Partner provides administrative and support services at no cost to the Partnership.

NOTE 5: NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Partnership is subject to the SEC's net capital rule. The Partnership computes its net capital under the aggregate indebtedness method, which requires the maintenance of minimum net capital equal to $100,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2001, the Partnership had net capital of $1,858,561, which exceeded its minimum net capital requirement of $100,000 by $1,758,561, and its ratio of aggregate indebtedness to net capital was .30 to 1.

NOTE 6: RESERVE AND POSSESSION OR CONTROL REQUIREMENTS

The partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

SPRING STREET PARTNERS, L.P.

Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2001

Net capital	
Total partners' capital	$ 4,271,526
Less: Non-marketable securities	(281,346)
Other deductions	(29,532)
Net capital before haircuts on securities positions	3,960,648
Haircuts on securities positions	
Equity securities	141,422
Reverse conversion securities	1,960,486
Foreign denominations	79
Net capital	1,858,561
Less, Minimum net capital requirement	100,000
Excess net capital	$ 1,758,561
Aggregate indebtedness	
Dividends payable	$ 563,741
Accrued expenses	-
	$ 563,741
Ratio of aggregate indebtedness to net capital	.30:1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Partnership for inclusion in its unaudited Part IIA FOCUS Report as of December 31, 2001.

William H. Ahrens
Certified Public Accountant

CPA in CT, NY, and NJ

200 East 66th Street
New York, NY 10021

Independent Auditor's Report

To the Partners of
Spring Street Partners, L.P.

In planning and performing my audit of the financial statements of Spring Street Partners, L.P. for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Spring Street Partners, L.P., including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Spring Street Partners, L.P. does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by Spring Street Partners, L.P. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



William H. Ahrens, CPA
New York, NY
February 15, 2002

SPRING STREET PARTNERS, L.P.

Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of and for the year ended
December 31, 2001